UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CFN ENTERPRISES INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

0043 5A102

(CUSIP Number)

ANTHONY ZINGARELLI

12742 E Caley Avenue, Centennial CO 80111

(833) 420-2636

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0043 5A102

1		NAMES OF REPORTING PERSONS Anthony Zingarelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,047,600[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,047,600
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,047,600
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (See Item 5)

1 On December 6, 2021, the Issuer effected a reverse split of its outstanding common stock in the ratio of 1-for-15.  All share amounts in this Schedule 13D reflect such reverse stock split.

14	TYPE OF REPORTING PERSON (see instructions): IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of CFN Enterprises Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 600 E. 8th Street, Whitefish, MT 59937.

Item 2.  Identity and Background.

(a)This statement is filed by Anthony Zingarelli (the “Reporting Person”).

(b)         The Reporting Person’s business address is 12742 E Caley Avenue Centennial CO 80111.

(c)           The Reporting Person is the Chief Executive Officer of Millenium Holdings Limited, a Wyoming corporation and an operations management company.

(d)           On May 30, 2018, in the United States District Court for the Eastern District of New York, the Reporting Person was sentenced to time served (one day) and ordered to pay a special assessment of $100, after earlier having pled guilty to conspiracy to distribute 100 grams or more of marijuana.  Also, on June 13, 2018, an Order of Forfeiture in the amount of $50,000 was entered against the Reporting Person.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.Source and Amount of Funds or other Consideration.

On August 23, 2021, the Issuer entered into Securities Purchase Agreements with CNP Operating, LLC, a Colorado limited liability company (“CNP Operating”), and the owners, including the Reporting Person, of all of the equity interests in CNP Operating (the “Owners”), whereby the Issuer acquired 100% of equity interests in CNP Operating from the Owners in exchange for an aggregate of 23.6 million shares of Common Stock, including 8,047,600 shares of Common Stock (the “Shares”) issued to the Reporting Person. On August 25, 2021, the Issuer, the Owners and CNP Operating closed the acquisition (the “Transaction”).  Therefore, the Reporting Person acquired the Shares as consideration for the sale of his equity interests in CNP Operating to the Issuer in connection with the Transaction.

Item 4. Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Person may endeavor to increase or decrease this position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 33,823,864 shares of Common Stock issued and outstanding as of June 1, 2022, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on June 7, 2022.

As of the close of business on August 10, 2022:

(a) Amount beneficially owned: 8,047,600

(b) Percent of class: 23.8%

(i) Sole power to vote or direct the vote: 8,047,600

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 8,047,600

(iv) Shared power to dispose or direct the disposition: 0

(c)Not applicable.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description
2.1	Form of Securities Purchase Agreement, dated August 23, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2022

/s/ Anthony Zingarelli
Anthony Zingarelli